
07002273


SEC MAIL
RECEIVED
PROCESSING
FEB 27 2007
WASH. D.C.
186
SECTION

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-29084

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Moore's Creek Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2002 Summit Blvd.
(No. and Street)

Atlanta	GA	30319
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Batchelor, Tillery & Roberts, LLP
(Name – *if individual, state last, first, middle name*)

P.O. Box 18068	Raleigh	NC	27619
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 12 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mitch Michalak, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Moore's Creek Securities, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Compliance Officer

Title



BETH NIX-PATTERSON
COBB COUNTY
NOTARY
PUBLIC
STATE OF GEORGIA

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL
RECEIVED
PROCESSING
FEB 27 2007
WASH., D.C.
186
SECTION

MOORES CREEK SECURITIES, INC.

Financial Statements
and Internal Control Report

December 31, 2006 and 2005

(With Independent Auditors' Report Thereon)

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.

3105 GLENWOOD AVENUE, SUITE 301
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

Independent Auditors' Report

The Stockholders
Moores Creek Securities, Inc.:

We have audited the accompanying balance sheets of Moores Creek Securities, Inc. (the "Company") as of December 31, 2006 and 2005, and the related statements of operations and accumulated deficit and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1-3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Batchelor, Tillery & Roberts, LLP

February 16, 2007

MOORES CREEK SECURITIES, INC.

Balance Sheets

December 31, 2006 and 2005

	2006	2005
Assets		
Current assets:		
Cash	$ 113,995	18,818
Accounts receivable	-	3,940
Prepaid expenses	4,304	-
Total current assets	$ 118,299	22,758
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable - trade	17,847	3,743
Other payables	1,473	-
Accrued vacation	8,579	-
Total current liabilities	27,899	3,743
Stockholders' equity:		
Common stock, no par value; 1,000 shares authorized; 400 shares issued and outstanding	10,000	10,000
Additional paid-in capital	121,525	15,025
Accumulated deficit	(41,125)	(6,010)
Total stockholders' equity	90,400	19,015
Total liabilities and stockholders' equity	$ 118,299	22,758

See accompanying notes to financial statements.

MOORES CREEK SECURITIES, INC.

Statements of Operations and Accumulated Deficit

Years ended December 31, 2006 and 2005

	2006	2005
Revenues	$ 1,066,180	875,694
Operating expenses:		
Commissions and salaries	971,181	778,734
Regulatory fees	5,838	6,564
Professional fees	50,155	80,163
Office	7,428	1,602
Miscellaneous	1,493	468
	1,036,095	867,531
Net income	30,085	8,163
Accumulated deficit, beginning of year	(6,010)	(14,173)
Distributions	(65,200)	-
Accumulated deficit, end of year	$ (41,125)	(6,010)

See accompanying notes to financial statements.

MOORES CREEK SECURITIES, INC.

Statements of Cash Flows

Years ended December 31, 2006 and 2005

		2006	2005
Cash flows from operating activities:			
Net income	$	30,085	8,163
Adjustments to reconcile net income to net cash provided by operating activities:			
Changes in operating assets and liabilities:			
Accounts receivable		3,940	8,362
Prepaid expenses		(4,304)	-
Accounts payable and other payables		15,577	(7,934)
Accrued expenses		8,579	-
Net cash provided by operating activities		53,877	8,591
Cash flows from financing activities:			
Contributions to capital		106,500	-
Distributions		(65,200)	-
Net cash provided by financing activities		41,300	-
Net increase in cash		95,177	8,591
Cash, beginning of year		18,818	10,227
Cash, end of year	$	113,995	18,818

See accompanying notes to financial statements.

MOORES CREEK SECURITIES, INC.

Notes to Financial Statements

December 31, 2006 and 2005

(1) Organization and Significant Accounting Policies

Organization

Moores Creek Securities, Inc. (the "Company") is a registered introducing broker-dealer. The Company originally operated under the name Alcan Securities Corp., and changed its name on July 8, 2004 to Moores Creek Securities, Inc. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the National Association of Securities Dealers (NASD). The Company's securities are cleared through a clearing broker-dealer. The Company does not maintain customer's security accounts nor does it perform custodial functions related to customer securites.

Revenue Recognition

The Company recognizes revenue from securities transactions on a trade-date basis.

Basis of Presentation

The Company's policy is to prepare its financial statements in accordance with accounting principles generally accepted in the United States of America.

Accounts Receivable

The Company writes off doubtful receivables in amounts equal to the estimated collection losses that will be incurred. No allowance was required for 2006 and 2005.

Income Taxes

The Company has elected S corporation status under the Internal Revenue Code whereby its income is taxed to the individual stockholders; therefore, there is no tax provision for this Company.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(1) Organization and Significant Accounting Policies, Continued

Deposits in Excess of Federally Insured Limits

The Company has $14,994 on deposit with financial institutions in excess of federally insured limits as of December 31, 2006. The Company considers these financial institutions to be of high credit quality.

Reclassifications

Certain amounts in the financial statements for 2005 have been reclassified to conform to the presentation for 2006. These reclassifications have no impact on net income or stockholders' equity.

(2) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by the Rule, which requires that the Company maintain minimum net capital of $5,000, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2006 and 2005, the Company had net capital, as defined, of $86,076 and $19,015 which was $81,076 and $14,015 in excess of required net capital, respectively, and its ratio of aggregate indebtedness to net capital was .31 to 1 in 2006 and .20 to 1 in 2005.

(3) Leases

On December 1, 2006 the Company entered into a sublease on certain office space in Atlanta, Georgia, on a month-to-month term for $4,304 per month. Either party may terminate by giving 90 days written notice. Commitment for the Company under this agreement is $12,912 as of December 31, 2006.

(4) Related Parties

The Company maintains a service agreement with a company related by common ownership whereby the Company pays a monthly fee of $3,500 for human resources, accounting, and information technology services. The agreement is cancelable upon thirty days written notice.

(5) Subsequent Events

On November 14, 2006 all outstanding stock of the Company was acquired by Stateside Holdings, LLC ("Stateside"), a Georgia Limited Liability Company. On January 16, 2007 the Company was merged into Stateside, and Stateside became the surviving entity.

Schedule 1

MOORES CREEK SECURITIES, INC.

Supplemental Schedules of Changes in Stockholders' Equity

Years ended December 31, 2006 and 2005

	Common stock	Additional paid-in capital	Accumulated Deficit	Total
Balance, December 31, 2004	$ 10,000	15,025	(14,173)	10,852
Net income	-	-	8,163	8,163
Balance, December 31, 2005	10,000	15,025	(6,010)	19,015
Contributions to capital	-	106,500	-	106,500
Distributions	-	-	(65,200)	(65,200)
Net income	-	-	30,085	30,085
Balance, December 31, 2006	$ 10,000	121,525	(41,125)	90,400

MOORES CREEK SECURITIES, INC.

Supplemental Schedules of Computation and Reconciliation of
Net Capital in Accordance with Rule 15c3-1 of the
Securities and Exchange Commission

December 31, 2006 and 2005

		2006	2005
Total assets	$	118,299	22,758
Deduct: Aggregate indebtedness		(27,899)	(3,743)
Net worth		90,400	19,015
Add: Excluded indebtedness		-	-
Add: Subordinated indebtedness		-	-
Deduct: Non-allowable assets		(4,324)	-
Deduct: Concessions		-	-
Deduct: Securities haircuts		-	-
Net capital	$	86,076	19,015
Capital requirements:			
Broker-dealer	$	5,000	5,000
Net capital in excess of requirements		81,076	14,015
Net capital as computed above	$	86,076	19,015
Net capital per December 31 FOCUS report (unaudited)	$	86,076	47,653
Adjustments (amended focus report filed 2/21/06)		-	(28,638)
Adjusted net capital, December 31	$	86,076	19,015

MOORES CREEK SECURITIES, INC.

Supplemental Schedules of Computation for Determination
of Reserve Requirements Pursuant to Rule 15c3-3
of the Securities and Exchange Commission

December 31, 2006 and 2005

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.

3105 GLENWOOD AVENUE, SUITE 301
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

The Stockholders
Moores Creek Securities, Inc.:

In planning and performing our audit of the financial statements of Moores Creek Securities, Inc. (the "Company") for the year ended December 31, 2006, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure. Among the elements of the internal control structure that we considered are the accounting system and control procedures.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) and the procedures for determining compliance with the exempt provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. The objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of the internal control structure to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of the design and operation of policies and procedures may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted the following matters involving the accounting system and control procedures that we consider to be material weaknesses as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of the Company for the year ended December 31, 2006, and this report does not affect our report thereon dated February 16, 2007.

> The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those control policies and procedures that depend on the segregation of duties, such as processing of cash receipts and cash disbursements. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the stockholders, management, the SEC and any other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Batchelor, Tillery & Roberts, LLP

February 16, 2007

END